SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Register.com, Inc.
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

COMMON STOCK, $0.0001 PAR VALUE PER SHARE
WARRANTS TO PURCHASE COMMON STOCK, $0.0001 PAR VALUE PER SHARE
(Title of Class of Securities)

75914G-10-1
(CUSIP Number of Class of Securities)

Jack S. Levy, Esq.
Vice President and General Counsel
Register.com, Inc.
575 Eighth Avenue, 8th Floor
New York, New York 10018
(212) 798-9100
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:
Daniel A. Neff, Esq. Trevor S. Norwitz, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000	Scott L. Kaufman, Esq. Kronish Lieb Weiner & Hellman LLP 1114 Avenue of the Americas New York, New York 10036 (212) 479-6000
CALCULATION OF FILING FEE
Transaction Valuation(1)	Amount of Filing Fee
$120,000,000	$24,000

(1)	Calculated solely for purposes of estimating the filing fee. This amount is based upon the purchase of an aggregate of $120,000,000 of shares of common stock and warrants to purchase common stock. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction valuation.
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   __________________________________________

Form or Registration No.:   __________________________________________

Filing Party:   ____________________________________________________

Date Filed:   ____________________________________________________

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

        third-party tender offer subject to Rule 14d-1.

        issuer tender offer subject to Rule 13e-4.

        going-private transaction subject to Rule 13e-3.

        amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

SCHEDULE TO

This Tender Offer Statement on Schedule TO is filed by Register.com, Inc., a Delaware corporation ("Register.com"or the "Company"), in connection with its offer to purchase an aggregate of $120 million of (i) shares of its common stock, $0.0001 par value per share including the associated preferred stock purchase rights issued under the Rights Agreement, dated as of October 28, 2002, between Register.com and American Stock Transfer & Trust Company, as Rights Agent, and (ii) warrants to purchase shares of its common stock, $0.0001 par value per share, at a price of $6.35 per share and $6.35 per warrant (less the applicable warrant exercise price per warrant), respectively, net to the seller in cash, without interest. Register.com's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 5, 2003 (the "Offer to Purchase" or the "Offer") and in the related Letter of Transmittal (the "Letter of Transmittal"), which together, as they may be amended or supplemented from time to time, constitute the Offer, and each of which is filed as an exhibit hereto. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended.

Item 1.    Summary Term Sheet.

The information set forth in the Offer to Purchase, attached hereto as Exhibit (a)(1)(A), under "Summary Term Sheet," is incorporated herein by reference.

Item 2.    Subject Company Information.

(a) The name of the issuer is Register.com, Inc., a Delaware corporation. The address of its principal executive offices is 575 Eighth Avenue, 8th Floor, New York, New York 10018. Its telephone number is (212) 798-9100.

(b) The classes of equity securities to which this Schedule TO relates are (1) common stock, $0.0001 par value per share, and (2) warrants to purchase common stock, $0.0001 par value per share, of Register.com. The information set forth in the Offer to Purchase in Section 10 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares") is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase in Section 7 ("Price Range of Shares; Dividends") is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

(a) Register.com is filing this Schedule TO. The information set forth in the Offer to Purchase in Section 9 ("Certain Information Concerning Register.com") and Section 10 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares") is incorporated herein by reference.

Item 4.    Terms of the Transaction.

(a) (1) The information set forth in the Offer to Purchase in the "Summary Term Sheet," Section 1 ("Number of Shares; Proration"), Section 2 ("Purpose of the Offer; Material Effects of the Offer"), Section 3 ("Procedures for Tendering Shares"), Section 4 ("Withdrawal Rights"), Section 5 ("Purchase of Shares and Payment of Purchase Price"), Section 6 ("Conditions of the Offer"), Section 9 ("Certain Information Concerning Register.com"), Section 11 ("Effects of the Offer on the Market for Shares; Registration under the Exchange Act"), Section 13 ("United States Federal Income Tax Consequences"), Section 14 ("Extension of the Offer; Termination; Amendment"), and Section 16 ("Miscellaneous") is incorporated herein by reference.

(a) (2) Not applicable.

(b) The information set forth in the Offer to Purchase in Section 10 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares") is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

(e) The information set forth in the Offer to Purchase in Section 10 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares") is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

(a)-(c) The information set forth in the Offer to Purchase in Section 2 ("Purpose of the Offer; Material Effects of the Offer"), Section 10 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares"), and Section 11 ("Effects of the Offer on the Market for Shares; Registration under the Exchange Act") is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

(a),(b),(d) The information set forth in the Offer to Purchase in the "Summary Term Sheet" and Section 8 ("Source and Amount of Funds") is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

(a),(b) The information set forth in the Offer to Purchase in Section 10 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares") is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the Offer to Purchase in Section 15 ("Fees And Expenses") is incorporated herein by reference.

Item 10.    Financial Statements.

Not Applicable.

Item 11.    Additional Information.

(a) The information set forth in the Offer to Purchase in Section 9 ("Certain Information Concerning Register.com"), Section 10 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares"), Section 11 ("Effects of the Offer on the Market for Shares; Registration under the Exchange Act") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase and the Letter of Transmittal, each as may be amended and supplemented from time to time, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, is incorporated herein by reference.

Item 12.    Exhibits.

(a)(1)(A)	Offer to Purchase dated August 5, 2003.
(a)(1)(B)	Letter of Transmittal, including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(C)	Letter to Stockholders and Warrant Holders dated August 5, 2003.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated August 5, 2003.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated August 5, 2003.

(a)(2)-(4)	Not applicable.
(a)(5)(A)	Frequently Asked Questions for Employees.
(a)(5)(B)	Register.com, Inc. Cover Email in connection with Frequently Asked Questions for Employees dated August 5, 2003.
(a)(5)(C)	Press release issued on August 5, 2003.
(a)(5)(D)	Press release issued on July 31, 2003.
(b)	Not applicable.
(d)(1)(A)	Stock Issuance Agreement with Walt Meffert Jr., incorporated by reference to Exhibit 4.9 to the Company's Annual Report on Form 10-K, filed with the SEC on March 25, 2002.
(d)(1)(B)	Stock Option Agreement with Jonathan Stern, incorporated by reference to Exhibit 4.10 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, filed with the SEC on August 14, 2002.
(d)(1)(C)	Register.com, Inc. 2000 Stock Incentive Plan (as amended and restated), incorporated by reference to Exhibit 10.6.2 to the Company's Annual Report on Form 10-K, filed with the SEC on March 25, 2002.
(d)(1)(D)	Forman Interactive Corp. 1997 Stock Option Plan, incorporated by reference to Exhibit 10.1 of Amendment No. 1 to Registration Statement No. 333-93533, filed with the SEC on February 4, 2000.
(d)(1)(E)	Register.com, Inc. 1999 Stock Option Plan, incorporated by reference to Exhibit 10.2 of Amendment No. 1 to Registration Statement No. 333-93533, filed with the SEC on February 4, 2000.
(d)(1)(F)	Employment Agreement with Jack S. Levy, incorporated by reference to Exhibit 10.9 of Registration Statement No. 333-93533, filed with the SEC on December 23, 1999.
(d)(1)(G)	Offer Letter, dated October 8, 2001, with Walt Meffert Jr., incorporated by reference to Exhibit 10.18 to the Company's Annual Report on Form 10-K, filed with the SEC on March 25, 2002.
(d)(1)(H)	Promissory Note, dated December 20, 2001, with Walt Meffert Jr., incorporated by reference to Exhibit 10.19 to the Company's Annual Report on Form 10-K, filed with the SEC on March 25, 2002.
(d)(1)(I)	Letter Agreement of Employment, dated as of June 8, 2001, with Michael D. Pollack, incorporated by reference to Exhibit 10.28 to the Company's Annual Report on Form 10-K, filed with the SEC on April 4, 2003.
(d)(1)(J)	Letter Agreement of Employment, dated as of June 11, 2002, with Jonathan Stern, incorporated by reference to Exhibit 10.23 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, filed with the SEC on August 14, 2002.
(d)(1)(K)	Letter Agreement of Employment, dated as of November 25, 2002, with Mitchell I. Quain, incorporated by reference to Exhibit 10.24 to the Company's Current Report on Form 8-K filed with the SEC on November 27, 2002.
(d)(1)(L)	Stock Option Agreement with Jonathan Stern, incorporated by reference to Exhibit 10.32 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed with the SEC on May 13, 2003.

(d)(1)(M)	Restricted Stock Agreement with Jack S. Levy, effective as of March 8, 2003, is incorporated by reference to Exhibit 10.33 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed with the SEC on May 13, 2003.
(d)(1)(N)	Form of Executive Change in Control Severance Program, is incorporated by reference to Exhibit 10.34 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed with the SEC on May 13, 2003.
(d)(1)(O)	Form of U.S. Director-level Employee Change in Control Severance Program, is incorporated by reference to Exhibit 10.35 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed with the SEC on May 13, 2003.
(d)(1)(P)	Form of U.S. Employee Change in Control Severance Program, incorporated by reference to Exhibit 10.36 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed with the SEC on May 13, 2003.
(d)(1)(Q)	Change in Control Voluntary Termination Benefits Letter with Executives, incorporated by reference to Exhibit 10.37 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed with the SEC on May 13, 2003.
(d)(1)(R)	Form of Retention Bonus Letter Agreement with Executives who are party to the Change in Control Voluntary Termination Benefits Letter, is incorporated by reference to Exhibit 10.38 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed with the SEC on May 13, 2003.
(d)(1)(S)	Form of Retention Bonus Letter Agreement with Executives who are not party to the Change in Control Voluntary Termination Benefits Letter, is incorporated by reference to Exhibit 10.39 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed with the SEC on May 13, 2003.
(d)(1)(T)	Amendment to Letter Agreement of Employment with Michael D. Pollack, dated May 23, 2003.
(d)(1)(U)	Amendment to Letter Agreement of Employment with Jonathan Stern, dated May 8, 2003, is incorporated by reference to Exhibit 10.40 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed with the SEC on May 13, 2003.
(d)(1)(V)	Amendment to Letter Agreement of Employment with Walt Meffert, Jr., dated November 26, 2002, is incorporated by reference to Exhibit 10.27 to the Company's Annual Report on Form 10-K, filed with the SEC on April 4, 2003.
(d)(1)(W)	Retention Bonus Letter Agreement with Jonathan Stern, dated May 13, 2003, is incorporated by reference to Exhibit 10.41 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed with the SEC on May 13, 2003.
(d)(1)(X)	Agreement, dated June 9, 2003, among the Company, Barington Companies Equity Partners, L.P. and certain other parties listed on Schedule A thereto, incorporated by reference to Exhibit 10.42 to the Company's Current Report on Form 8-K, filed with the SEC on June 10, 2003.
(d)(1)(Y)	Employment Agreement, dated June 16, 2003 with Peter A. Forman, incorporated by reference to Exhibit 10.43 to the Company's Current Report on Form 8-K, filed with the SEC on June 17, 2003.

(d)(1)(Z)	Promissory Note, dated June 11, 2001, with Michael Pollack, incorporated by reference to Exhibit d (9) of the Company's Schedule TO filed with the SEC on December 16, 2002.
(d)(1)(AA)	Stock Issuance Agreement with Michael Pollack, incorporated by reference to Exhibit d (10) of the Company's Schedule TO filed with the SEC on December 16, 2002.
(d)(1)(BB)	Stock Option Agreement with Mitchell I. Quain, incorporated by reference to Exhibit d (12) of the Company's Schedule TO filed with the SEC on December 16, 2002.
(d)(1)(CC)	Letter Agreement of Employment, dated as of November 15, 2002, with Alan Kipust.
(d)(1)(DD)	Registration Rights Agreement, by and among Register.com and certain of its stockholders, dated as of June 4, 2000, incorporated by reference to Exhibit 4.3.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, filed with the SEC on August 14, 2000.
(g)	Not applicable.
(h)	Not applicable.

Item 13.    Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

REGISTER.COM, INC.

Date: August 5, 2003	By:	/s/ Peter A. Forman
Name: Peter A. Forman Title: Chief Executive Officer

	By:	/s/ Jonathan Stern
Name: Jonathan Stern Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated August 5, 2003.
(a)(1)(B)	Letter of Transmittal, including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(C)	Letter to Stockholders and Warrant Holders dated August 5, 2003.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated August 5, 2003.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated August 5, 2003.
(a)(2)-(4)	Not applicable.
(a)(5)(A)	Frequently Asked Questions for Employees.
(a)(5)(B)	Register.com, Inc. Cover Email in connection with Frequently Asked Questions for Employees dated August 5, 2003.
(a)(5)(C)	Press release issued on August 5, 2003.
(a)(5)(D)	Press release issued on July 31, 2003.
(b)	Not applicable.
(d)(1)(A)	Stock Issuance Agreement with Walt Meffert Jr., incorporated by reference to Exhibit 4.9 to the Company's Annual Report on Form 10-K, filed with the SEC on March 25, 2002.
(d)(1)(B)	Stock Option Agreement with Jonathan Stern, incorporated by reference to Exhibit 4.10 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, filed with the SEC on August 14, 2002.
(d)(1)(C)	Register.com, Inc. 2000 Stock Incentive Plan (as amended and restated), incorporated by reference to Exhibit 10.6.2 to the Company's Annual Report on Form 10-K, filed with the SEC on March 25, 2002.
(d)(1)(D)	Forman Interactive Corp. 1997 Stock Option Plan, incorporated by reference to Exhibit 10.1 of Amendment No. 1 to Registration Statement No. 333-93533, filed with the SEC on February 4, 2000.
(d)(1)(E)	Register.com, Inc. 1999 Stock Option Plan, incorporated by reference to Exhibit 10.2 of Amendment No. 1 to Registration Statement No. 333-93533, filed with the SEC on February 4, 2000.
(d)(1)(F)	Employment Agreement with Jack S. Levy, incorporated by reference to Exhibit 10.9 of Registration Statement No. 333-93533, filed with the SEC on August 14, 2002.
(d)(1)(G)	Offer Letter, dated October 8, 2001, with Walt Meffert Jr., incorporated by reference to Exhibit 10.18 to the Company's Annual Report on Form 10-K, filed with the SEC on March 25, 2002.
(d)(1)(H)	Promissory Note, dated December 20, 2001, with Walt Meffert Jr., incorporated by reference to Exhibit 10.19 to the Company's Annual Report on Form 10-K, filed with the SEC on March 25, 2002.
(d)(1)(I)	Letter Agreement of Employment, dated as of June 8, 2001, with Michael D. Pollack, incorporated by reference to Exhibit 10.28 to the Company's Annual Report on Form 10-K, filed with the SEC on April 4, 2003.

Exhibit No.	Description
(d)(1)(J)	Letter Agreement of Employment, dated as of June 11, 2002, with Jonathan Stern, incorporated by reference to Exhibit 10.23 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, filed with the SEC on August 14, 2002.
(d)(1)(K)	Letter Agreement of Employment, dated as of November 25, 2002, with Mitchell I. Quain, incorporated by reference to Exhibit 10.24 to the Company's Current Report on Form 8-K filed with the SEC on November 27, 2002.
(d)(1)(L)	Stock Option Agreement with Jonathan Stern, incorporated by reference to Exhibit 10.32 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed with the SEC on May 13, 2003.
(d)(1)(M)	Restricted Stock Agreement with Jack S. Levy, effective as of March 8, 2003, is incorporated by reference to Exhibit 10.33 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed with the SEC on May 13, 2003.
(d)(1)(N)	Form of Executive Change in Control Severance Program, is incorporated by reference to Exhibit 10.34 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed with the SEC on May 13, 2003.
(d)(1)(O)	Form of U.S. Director-level Employee Change in Control Severance Program, is incorporated by reference to Exhibit 10.35 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed with the SEC on May 13, 2003.
(d)(1)(P)	Form of U.S. Employee Change in Control Severance Program, is incorporated by reference to Exhibit 10.36 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed with the SEC on May 13, 2003.
(d)(1)(Q)	Change in Control Voluntary Termination Benefits Letter with Executives, incorporated by reference to Exhibit 10.37 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed with the SEC on May 13, 2003.
(d)(1)(R)	Form of Retention Bonus Letter Agreement with Executives who are party to the Change in Control Voluntary Termination Benefits Letter, is incorporated by reference to Exhibit 10.38 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed with the SEC on May 13, 2003.
(d)(1)(S)	Form of Retention Bonus Letter Agreement with Executives who are not party to the Change in Control Voluntary Termination Benefits Letter, is incorporated by reference to Exhibit 10.39 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed with the SEC on May 13, 2003.
(d)(1)(T)	Amendment to Letter Agreement of Employment with Michael D. Pollack, dated May 23, 2003.
(d)(1)(U)	Amendment to Letter Agreement of Employment with Jonathan Stern, dated May 8, 2003, is incorporated by reference to Exhibit 10.40 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed with the SEC on May 13, 2003.
(d)(1)(V)	Amendment to Letter Agreement of Employment with Walt Meffert, Jr., dated November 26, 2002, is incorporated by reference to Exhibit 10.27 to the Company's Annual Report on Form 10-K, filed with the SEC on April 4, 2003.
(d)(1)(W)	Retention Bonus Letter Agreement with Jonathan Stern, dated May 13, 2003, is incorporated by reference to Exhibit 10.41 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed with the SEC on May 13, 2003.

Exhibit No.	Description
(d)(1)(X)	Agreement, dated June 9, 2003, among the Company, Barington Companies Equity Partners, L.P. and certain other parties listed on Schedule A thereto, incorporated by reference to Exhibit 10.42 to the Company's Current Report on Form 8-K, filed with the SEC on June 10, 2003.
(d)(1)(Y)	Employment Agreement, dated June 16, 2003 with Peter A. Forman, incorporated by reference to Exhibit 10.43 to the Company's Current Report on Form 8-K, filed with the SEC on June 17, 2003.
(d)(1)(Z)	Promissory Note, dated June 11, 2001, with Michael Pollack, incorporated by reference to Exhibit d (9) of the Company's Schedule TO filed with the SEC on December 16, 2002
(d)(1)(AA)	Stock Issuance Agreement with Michael Pollack, incorporated by reference to Exhibit d (10) of the Company's Schedule TO filed with the SEC on December 16, 2002.
(d)(1)(BB)	Stock Option Agreement with Mitchell I. Quain, incorporated by reference to Exhibit d (12) of the Company's Schedule TO filed with the SEC on December 16, 2002.
(d)(1)(CC)	Letter Agreement of Employment, dated as of November 15, 2002, with Alan Kipust.
(d)(1)(DD)	Registration Rights Agreement, by and among Register.com and certain of its stockholders, dated as of June 4, 2000, incorporated by reference to Exhibit 4.3.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, filed with the SEC on August 14, 2000.
(g)	Not applicable.
(h)	Not applicable.